UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated November 22, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

MARKET RELEASE

Sibanye-Stillwater and DRDGOLD to create an industry-leading surface mining partnership

Key highlights

- Sibanye-Stillwater to vend selected gold surface processing assets and tailings storage facilities for a 38% stake in DRDGOLD
- Immediate crystallisation of c.R1.3 billion of value for the selected assets while retaining long term exposure to the West Rand Tailings Retreatment Project ("WRTRP") assets and growth in DRDGOLD
- Option to increase equity ownership in DRDGOLD to 50.1% within 24 months
- DRDGOLD to undertake a phased development of the WRTRP, culminating in the development of a Central Processing Plant ("CPP") and a Regional Tailings Storage Facility ("RTSF")
- Sibanye-Stillwater retains full ownership of the Cooke and Ezulwini processing plants and tailings facilities ensuring full uranium optionality
- Partnership with DRDGOLD presents an opportunity, in an exciting mining segment, to leverage off DRDGOLD's proven surface retreatment capabilities, to capitalise on further growth opportunities both locally and abroad

1. Introduction

Sibanye-Stillwater is pleased to announce that it has entered into various agreements with DRDGOLD Limited ("DRDGOLD") in terms of which, Sibanye-Stillwater will exchange selected surface gold processing assets and tailings storage facilities ("TSF") for c.265 million newly issued DRDGOLD shares ("the Transaction"). This will result in Sibanye-Stillwater holding 38% of the issued share capital of DRDGOLD, post the Transaction. At the current DRDGOLD share price of R4.96* this equates to c.R1.3 billion of crystallised value.

The Transaction includes the following assets:
- TSFs:
  - Driefontein 3 and 5
  - Kloof 1
  - Venterspost North and South
  - Libanon
- Active TSFs:
  - Driefontein 4
- The land required for future development of:
  - A Central Processing Plant("CPP")
  - A Regional Tailings Storage Facility ("RTSF")and return water dam

- Surface gold processing plants:
  - Driefontein 2 plant ("DP2")
  - Driefontein 3 plant ("DP3")
  - WRTRP pilot plant (for ongoing WRTRP gold recovery optimisation)

(together referred to as "the Selected Assets").

The following currently active TSFs will also be transferred, for no additional consideration, once they have been decommissioned by Sibanye-Stillwater:

- Driefontein 1 and 2
- Kloof 2
- Leeudoorn

The Selected Assets, with the addition of the currently active TSFs, have Probable gold Mineral Reserves of 3.82 million ounces and Probable uranium Mineral Reserves of 42.9 million pounds[1].

The Transaction excludes the Cooke uranium and gold assets which comprise: the Cooke TSF, Millsite TSF and the Cooke surface gold plant as well as the Ezulwini gold and uranium plant and associated Ezulwini 4 TSF. The Cooke and Ezulwini TSFs contain Probable gold Reserves of 2.401 million ounces and Probable uranium Reserves of 54.26 million pounds[1]. Sibanye-Stillwater retains full ownership of these assets and the right to process and deposit this material onto the RTSF, subject to contributing their proportionate capital and operating costs. As such, Sibanye-Stillwater retains full exposure to a higher uranium price environment.

Sibanye-Stillwater and DRDGOLD have simultaneously entered into an option agreement in terms of which, Sibanye-Stillwater will have the option to subscribe for a sufficient number of DRDGOLD ordinary shares to attain a 50.1% shareholding in DRDGOLD (the "Option Shares") for up to 24 months post completion of the Transaction ("Option Period"). The option has to be exercised in whole, anytime within the Option Period. The subscription price for the Option Shares shall be at a 10% discount to the 30 day volume weighted average traded price ("VWAP") of DRDGOLD shares on the day prior to the date of exercise.

2. Rationale for the Transaction

The Transaction allows Sibanye-Stillwater to immediately crystallise c.R1.3 billion in value from the Selected Assets, while partnering with DRDGOLD to further develop the WRTRP. Furthermore, this partnership presents an opportunity, in an exciting mining segment, to leverage off DRDGOLD's proven surface retreatment capabilities with the potential to capitalise on further growth opportunities both locally and abroad.

DRDGOLD has significant experience in TSF reclamation and has a proven track record of:

- Optimisation of innovative technology driven processing and
- Proven project management expertise for the execution and implementation of surface processing infrastructure development

Commenting on the Transaction, Neal Froneman, CEO of Sibanye-Stillwater, said: "We are excited about the inherent potential in the investment and look forward to partnering with DRDGOLD in growing an international, industry leading, surface retreatment business. Sibanye-Stillwater will realise immediate value for underutilised surface infrastructure and TSFs, while retaining upside to the West Rand Tailings Retreatment Project and future growth in DRDGOLD. Our stakeholders in the region also stand to benefit from the future development of this long life surface reclamation project".

3. DRDGOLD and its strategy for the Selected Assets

DRDGOLD has a network of surface assets that is unrivalled in South Africa and is focused on optimising these assets in order to increase gold production and extend its operational life.

DRDGOLD intends developing the Selected Assets through a phased approach. The first phase ("Phase 1") will include upgrading the existing Driefontein 2 and 3 plants to process tailings from the high grade Driefontein 5 TSF. Phase 1 must be completed within 24 months after the closing of the Transaction while commissioning is expected to take 12 months and will include:

- Construction and upgrading of relevant pump stations and slurry pipelines and associated process water pump station and pipeline

- Upgrading of the Driefontein 2 and 3 plants from their name plate capacity of 315 000 tonnes per month ("tpm") to between 400 000 to 600 000 tpm for processing of higher tailings volumes

- Potential upgrading of the Driefontein 4 TSF for additional tailings storage capacity

- Refurbishment of conventional Carbon in Leach treatment plants (DP2&DP3)

Further evaluation of all the TSFs through the pilot plant located at DP3 within 24 months. The evaluation of each resource will include:
- Bulk samples to be trucked to DP3 plant for evaluation
- CIL, milling, flotation and concentrate leaching
- Blending of various resources to determine the optimal combination and ratio

Phase 1 is expected to be cash generative with minimal upfront capital investment required. These cash flows will be prioritised for the development of subsequent phases. Outputs from Phase 1 will enable DRDGOLD to refine the original WRTRP process and engineering design as well as financial and capital models for Phase 2.

Phase 2 will deliver a central, high-volume, CPP capable of processing at least 1 million tpm of tailings and development of a new RTSF including associated pipeline infrastructure, within an additional 24 month period.

4. Conditions Precedent

The implementation of the Transaction is both subject to, and conditional on, the fulfilment of conditions precedent customary for a transaction of this nature including, *inter alia*:

- The approval of the Transaction and passing of such resolutions as may be required by DRDGOLD shareholders, which resolutions shall include a waiver of the obligation of Sibanye-Stillwater to make a mandatory offer to the remaining shareholders of DRDGOLD as per the regulations of the Companies Act regulations 2011
- All necessary approvals from the Johannesburg Stock Exchange and New York Stock Exchange
- The approval of the Transaction by the competition authorities of the Republic of South Africa, to the extent required

Sibanye-Stillwater and DRDGOLD have committed to engage the relevant authorities in order to fulfil the conditions precedent as soon as possible. The Transaction is expected to close in the second quarter of the 2018 calendar year.

5. Additional information:

This is a voluntary announcement by Sibanye-Stillwater as the Transaction falls below the 5% threshold of the categorisation of transactions in terms of the JSE Limited´s Listings Requirements ("Listing

Requirements"). Should Sibanye-Stillwater subscribe for the Option Shares during the Option Period, Sibanye-Stillwater will determine the categorisation of exercising the option on that date in terms of the Listing Requirements.

A joint presentation will be held this morning at 10h00 (CAT) at the JSE Auditorium (located at One Exchange square, Gwen Lane, Sandton. For dial-in and webcast details please refer to www.sibanyestillwater.com/investors/transactions/drdgold.

* *DRDGOLD's closing share price on 20 November 2017*
[1] *For the full Mineral Reserves and Resources statement, please refer to https://www.sibanyestillwater.com/investors/financial-reporting/annual-reports/2016. The lead competent person designated in terms of the SAMREC Code, with responsibility for the consolidation and reporting of Sibanye-Stillwater's Mineral Resources and Mineral Reserves, and for overall regulatory compliance of these figures, is Gerhard Janse van Vuuren., Gerhard gave his consent for the disclosure of the 2016 Mineral Resources and Mineral Reserves Statement as included in this announcement. Gerhard [GDE (Mining Eng), MBA, MSCC and B.Tech (MRM)] is registered with SAIMM (706705) and has 29 years' experience relative to the type and style of mineral deposit under consideration.*

Ends.

22 November 2017
Johannesburg

Investor relations contact:
James Wellsted
Tel: +27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Corporate Advisor: Qinisele Resources Proprietary Limited
South African Legal Advisor: Werksmans Attorneys
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye-Stillwater's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as existing operations; the success of Sibanye-Stillwater's business strategy, exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PGMs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater's information technology and communications systems; the adequacy of Sibanye-Stillwater's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: November 22, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer